SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 2
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AmREIT
Name of Subject Company (Issuer) and Filing Person (Offeror)
Options to Purchase Class B Common Shares,
Par value $0.01 per share
(Title of Class of Securities)

(CUSIP Number of Class of Securities)
H. Kerr Taylor
Chief Executive Officer
AmREIT
8 Greenway Plaza, Suite 1000
Houston, Texas 77046
Telephone: (713) 850-1400
(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)
Copy to:
Jason W. Goode, Esq.
Alston & Bird LLP
1201 West Peachtree Street NW
Atlanta, Georgia 30309
(404) 881-7777

Calculation of Filing Fee

Transaction Value Amount*	Amount of Filing Fee
$19,247,511	$2,060

*	Calculated solely for purposes of determining the filing fee. This amount assumes that 2,080,812 class B common shares having an aggregate value of approximately $19,247,511 are acquired pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $107.00 per each $1.0 million of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$2,060
	Form or Registration Number:	Schedule TO-I
	Filing Party:	AMREIT
	Date Filed:	October 11, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☑	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

EXPLANATORY NOTE
     We, AmREIT, originally launched a tender offer of our class B common shares on October 11, 2006. The offer closed on December 18, 2006, as announced in TO Amendment No. 1 filed on November 17, 2006. We disclosed the results of our offer in our Form 10-K for the year ended December 31, 2006 filed on March 2, 2007. However, we neglected to file a final tender offer amendment at the close of the offer due to administrative error. We are filing this amendment as our final tender offer statement to our 2006 tender offer to comply with the technical requirements of the tender offer rules. This amendment is being filed for ministerial purposes only. We are not announcing a new tender offer, nor are we commencing a tender offer.
SCHEDULE TO
     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO initially filed on October 11, 2006 and amended on November 17, 2006 (the “Schedule TO”) relating to the offer by AmREIT to acquire all of its outstanding class B common shares, par value $0.01 per share (the “Shares”), for a cash purchase price of $9.25 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 11, 2006 and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Item 11.	Additional Information.
     In accordance with the terms and conditions of the Offer, the Offer resulted in the tender by shareholders, and acceptance for payment by AmREIT, of a total of 998,000 Shares at $9.25 per share for a total purchase price of approximately $9.2 million.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

AmREIT
By:	/s/ Chad C. Braun
Chad C. Braun
Chief Financial Officer

Dated: July 11, 2008

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)*	Offer to Purchase, dated October 11, 2006

(a)(2)**	Letter to Shareholders, dated November 17, 2006

*	Previously filed as an exhibit to Schedule TO, dated October 11, 2006

**	Previously filed as an exhibit to Amendment No. 1 to Schedule TO, dated November 17, 2006